P.E. 7-31-02

02050260

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY, 2002

MADISON ENTERPRISES CORP. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News release dated July 4, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.
(Registrant)

Date: August 6, 2002

By: ____________________
Chet Idziszek

Its: President
(Title)

MADISON
ENTERPRISES CORP.

2000 - 1055 West Hastings St., Vancouver, BC, Canada, V6E-2E9
Tel. (604) 331-8772 · Fax (604) 331-8773

July 4, 2002

Trading Symbols: TSX Venture - MNP
OTC/BB - MDSEF
Web Site: www.madison-enterprises.com

NEWS RELEASE

Further to its news release of June 10, 2002, **Madison Enterprises Corp.** (**"Madison"**) reports that it will not be proceeding with its brokered private placement of 2,400,000 units at this time due to market conditions.

On behalf of the Board of Directors of
MADISON ENTERPRISES CORP.

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN